DONALD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

SEC FILE NO. 8-70149

YEAR ENDED DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-70149

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donald Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Graybar Building 420 Lexington Ave., 14th Floor
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alex Hamilton - (908) 806-2066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name – *if individual, state last, first, middle name*)

244 West 54th St., 9th Floor	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alex Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donald Capital LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 concerns and the difficulties arising from Covid 19, ***Donald Capital LLC,*** *is making this filing without a notarization."*

DocuSigned by:
Alex Hamilton
E5C82D437CD24D6...
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street
New York, NY 10019
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
of Donald Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Donald Capital, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Donald Capital, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Donald Capital, LLC's management. Our responsibility is to express an opinion on Donald Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Donald Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Donald Capital, LLC's auditor since 2019.

Adeptus Partners LLC

New York, New York
February 26, 2021

Offices:
Maryland
New York City
Long Island
New Jersey

Donald Capital, LLC
Statement of Financial Condition
December 31, 2020

ASSETS		
Cash	$	36,946
Prepaid expenses		2,277
Security deposit		1,490
Total Assets	$	40,713
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	18,692
Payroll protection plan loan		13,367
Total Liabilities		32,059
Members' Equity:		8,654
Total Liabilities and Members' Equity	$	40,713

The accompanying notes are integral part of these financial statements.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Donald Capital, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a limited liability company organized under the laws of the State of Delaware on May 14, 2018. The Company became a registered broker dealer and approved by FINRA on May 14, 2019.

The principal business of the Company are advisory services, the private placement of securities for clients, as well as referrals. The Company does not have any trading accounts, nor does it hold cash or securities on behalf of any customers or clients.

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash
The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits set by the Federal Deposit Insurance Corporation ("FDIC"). The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. As of December 31, 2020, the Company did not exceed the FDIC limits.

Income Taxes
The Company is organized as a Limited Liability Company ("LLC") and is considered a partnership for income tax purposes. As such, the Company does not pay Federal or state income taxes. The Company reports its distributive share of income and loss to the members' who file and pay taxes on their respective tax returns.

Management has evaluated the tax positions by the Company and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement in accordance with the provisions of ASC 740.

2. RELATED PARTY TRANSACTIONS

Pursuant to an agreement with an affiliate, Consilium Global Research, the Company recognizes certain expenses based on contractual terms and conditions. These expenses amounted to $6,000 for the period ended December 31, 2020.

3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined by the Rule. At December 31, 2020, the Company had net capital of $18,254, which exceeded requirements by $13,254. The ratio of aggregate indebtedness to net capital was 1.02 to 1.

4. GOING CONCERN

The Company has incurred operating losses during its first two years of operations and will likely require additional capital. The Members are prepared to contribute capital to the Company as needed.

5. PPP Loan

On May 7, 2020, the company was granted a loan from Cross River Bank in the amount of $13,367, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act (the "Cares Act"), which was enacted March 27, 2020. The loan bears interest at a rate of 1% per annum and matures on April 30, 2022. Funds from the loan may only be used for payroll cost, cost used to continue group healthcare benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire loan amount on qualifying expenses.

6. SUBSEQUENT EVENTS

Beginning around March of 2020, the COVID-19 virus has been declared a global pandemic as it has continued to spread. Business continuity, including supply chains and consumer demand across a broad range of industries and countries, could be acutely impacted for an extended period of time as governments and their citizens take significant measures to mitigate the consequences of the pandemic. Management is diligently monitoring the situation and evaluating various options. No adjustments have been made to this financial statement as a result of this uncertainty.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through February 26, 2021, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2020.